

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 9, 2015

<u>Via E-mail</u>
Hiroshi Nakamura
Director, Managing Executive Officer
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005, Japan

  Re: **Advantest Corporation**
    Form 20-F for the Fiscal Year ended March 31, 2015
    Filed June 25, 2015
    File No. 001-15236

Dear Mr. Nakamura:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Brian Cascio

         Brian Cascio
         Accounting Branch Chief
         Office of Electronics and Machinery